

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail:
Andrei A. Dubovskov
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street, Moscow 109147
Russian Federation

   Re: Mobile TeleSystems OJSC
     Form 20-F for the fiscal year ended December 31, 2012
     Filed April 19, 2013
     File No. 1-15094

Dear Mr. Dubovskov:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Note 4. Operations in Uzbekistan, page F-28

1. We note that it is reasonably possible that the estimate of the claims will change in the near term due to future events impacting the amount and probability of the exposure associated with your operations in Uzbekistan. In this regard, please revise to disclose the amount or range of reasonably possible losses in excess of amounts accrued or disclose that the amount cannot be estimated. Please also clarify what the outstanding balance of $264.4 million of claims represents. For example, if this represents the amount of possible losses above amounts accrued, revise to clarify.

Note 29. Commitments and Contingencies, page F-67

2.   We refer to your unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over a three year period. In your risk factor disclosures on page 40, you state that it is possible that Apple Sales International may bring a claim against you, which could have a material adverse effect on your financial condition and results of operations. Please tell us how you evaluated this loss contingency in accordance with ASC 450-20-25.

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director